UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        COGENT COMMUNICATIONS GROUP, INC.
                  ----------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
              -----------------------------------------------------
                         (Title of Class of Securities)


                                    19239V302
                              ---------------------
                                 (CUSIP Number)


                                  May 16, 2008
                                ----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]   Rule 13d-1(b)

                              [X]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.: 19239V302                                           Page 2 of 5 Pages
.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         NORGES BANK (CENTRAL BANK OF NORWAY)
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ] N/A
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         NORWAY
.................................................................................

Number of       5.     Sole Voting Power                  2,456,691
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                0
Person With     ................................................................

                7.     Sole Dispositive Power             1,191,391
                ................................................................

                8.     Shared Dispositive Power           1,265,300
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,456,691
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         N/A
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         5.16% based on 47,570,487 shares outstanding.
.................................................................................

12.      Type of Reporting Person:

         OO

CUSIP No.: 19239V302                                           Page 3 of 5 Pages


Item 1(a).        Name of Issuer:

                  Cogent Communications Group, Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1015 31st Street, NW
                  Washington, DC 20007
                  UNITED STATES OF AMERICA

Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  NORGES BANK (CENTRAL BANK OF NORWAY)

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  Bankplassen 2
                  PO Box 1179 Sentrum

Item 2(c).        Citizenship:
                  Norwegian

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.001 par value(the "Shares")

Item 2(e).        CUSIP Number:

                  19239V302

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c),

                  Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned

                  As of May 16, 2008 Norges Bank (Central Bank of Norway) may be deemed to be the beneficial owner of 2,456,691 shares.

Item 4(b)         Percent of Class:

                                                               Page 4 of 5 Pages


                  The number of Shares which Norges Bank (Central Bank of Norway) may be deemed to be the beneficial owner constitutes approximately 5.16% of the total number of Shares outstanding (based upon information provided by the Issuer its most recently filed quarterly report on Form 10-Q, there were 47,570,487 shares outstanding as of May 1, 2008).


Item 4(c)         Number of Shares of which such person has:

NORGES BANK (CENTRAL BANK OF NORWAY)

(i) Sole power to vote or direct the vote:                             2,456,691

(ii)Shared power to vote or direct the vote:                           0

(iii)Sole power to dispose or direct the disposition of:               1,191,391

(iv) Shared power to dispose or direct the disposition of:             1,265,300


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  This Item 7 is not applicable

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NORGES BANK
Date: May 27 2008
                                        By:       /s/ Robert Cook
                                                  ----------------------
                                        Name:     Robert Cook
                                        Title:    Deputy Chief Operating Officer